Exhibit 99.2

ANNEX A

CERTAIN INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The name and principal occupation of (a) each executive officer and director of the Reporting Persons; (b) each person controlling the Reporting Persons; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons are set forth below. The following sets forth with respect to each of the individuals listed below such person’s (i) name, (ii) citizenship and (iii) if currently employed, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted other than an American Securities Organization entity. Each of the individuals listed below for whom a business address is not listed has a business address c/o American Securities LLC, 590 Madison Avenue, 38th Floor, New York, New York 10022.

Within this Annex A, the term “American Securities Organization” is used to refer to one or more entities within American Securities LLC’s consolidated group.

ASP Manager Corp.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an American Securities Organization entity)
Michael G. Fisch	USA, Canada	President and Director of ASP Manager Corp.
David L. Horing	USA	Director of ASP Manager Corp.